51-102F3
 MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
 Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
December 28, 2016
Item 3   News Release
               The news release was disseminated on January 6, 2017 through Market News and Stockwatch
Item 4   Summary of Material Change
The Company announced that various creditors agreed to settle debt (the “Debt Settlement”) in the aggregate amount of $374,071.63 in consideration of the issuance of an aggregate of 719,368 units (each, a “Unit”). Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years at a price of $1.10 per Share.
The Warrants will be subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the “TSXV”) of greater than $2.00 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Debt Settlement, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.
The Company received the approval of the Debt Settlement from the TSXV and issued the Shares and Warrants on December 28, 2016.  The securities are subject to a statutory hold period of four months and one day.
None of the securities issued in connection with the financing will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.
Item 5   Full Description of Material Change
5.1          Full Description of Material Change
A full description of the material change is described in Item 4 above and in the attached News Release which has been filed on SEDAR.
5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:            Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
January 6, 2017

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
 DISSEMINATION IN THE UNITED STATES

RepliCel Announces Closing of Debt Settlement
VANCOUVER, BC – January 6, 2017 - RepliCel Life Sciences Inc. (OTCQB: REPCD) (TSXV: RP) (Frankfurt: P6P2), (“RepliCel” or the “Company”), a clinical-stage regenerative medicine company focused on the development of autologous cell therapies, is pleased to announce that various creditors agreed to settle debt (the “Debt Settlement”) in the aggregate amount of $374,071.63 in consideration of the issuance of an aggregate of 719,368 units (each, a “Unit”). Each Unit consists of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder to purchase one additional Share for a period of two years at a price of $1.10 per Share.
The Warrants will be subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the “TSXV”) of greater than $2.00 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Debt Settlement, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.
The Company received the approval of the Debt Settlement from the TSXV and issued the Shares and Warrants on December 28, 2016.  The securities are subject to a statutory hold period of four months and one day.
None of the securities issued in connection with the financing will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.
About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal tissue healing and function. The Company’s product pipeline is comprised of two ongoing clinical trials (RCT-01 for tendon repair and RCS-01 for skin rejuvenation) as well as its RCH-01 hair restoration product under exclusive license by Shiseido Company for certain Asian countries.
All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles. RepliCel has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.
For more information, please contact:
CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / lee@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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